SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January 2016

Commission File Number: 001-36744

Cnova N.V.

(Translation of registrant’s name into English)

WTC Schiphol Airport

Tower D, 7th Floor

Schiphol Boulevard 273

1118 BH Schiphol

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On January 12, 2016, Cnova N.V. issued a press release titled “Cnova — Full Year 2015 Activity” and a press release titled “Cnova — Update on Investigation into Brazil Inventory Management and Other Topics”. Copies of these press releases are furnished herewith as Exhibits 99.1 and 99.2, respectively.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 12, 2016	CNOVA N.V.

	By:	/s/ VITOR FAGÁ DE ALMEIDA
Name: Vitor Fagá de Almeida
Title: Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

EXHIBIT INDEX

Exhibit	Description

99.1	Press release titled “Cnova — Full Year 2015 Activity” dated as of January 12, 2016.
99.2	Press release titled “Cnova — Update on Investigation into Brazil Inventory Management and Other Topics” dated as of January 12, 2016.